11 November 1999

                                                                       No: 23/99

                       REUTERS ANNOUNCES BOARD APPOINTMENT

London -- Reuters Group PLC announced today that Mr Dennis Malamatinas will join the Board as a non-executive director on 1 January 2000.

Mr Malamatinas (44) is Chief Executive Officer of Burger King Corporation and an executive director of Diageo plc.

END

CONTACT:

Geoff Wicks
Director, Corporate Relations
(Tel: 0171 542 8666 or 0171 542 3717)
e-mail: geoff.wicks@reuters.com

or

Peter V Thomas
Director, Media Relations
(Tel: 0171 542 4890 or 0171 542 7457)
e-mail: peter.v.thomas@reuters.com

NOTE TO EDITORS:
A photograph of Mr Dennis Malamatinas is available on request. A biography is attached.

Reuters and the dotted and sphere logos are the trademarks of the Reuters Group of Companies.



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DENNIS MALAMATINAS
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BIOGRAPHY

Dennis Malamatinas was appointed Chief Executive Officer of Burger King Corporation and a member of the Diageo Board in 1997.

Malamatinas joined International Distillers and Vintners (IDV), Diageo's beverage business, in 1989 as Managing Director of Metaxa, based in Greece. He was responsible for the Metaxa business worldwide.

In 1991 Malamatinas was appointed President and Chief Executive Officer of IDV's Pierre Smirnoff Company. He became Executive Director and President of IDV Asia Pacific in 1995 and a member of the IDV main board. He was responsible for the marketing, selling, distribution and production of IDV brands in Asia Pacific.

Malamatinas began his career with Procter and Gamble, progressing through a range of marketing and brand management roles. He then joined Pepsico, working initially in the Middle East and then in Italy, where he was President and Chief Executive Officer of Pepsico Italia.

Malamatinas holds a Bachelor of Science degree in Economics from Roosevelt University, Chicago, and an MBA from the University of Chicago Graduate School of Business.



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